Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
Net loss before income tax benefit (provision)	$(19,163,629)	$(32,010,242)	$(38,125,415)	$(24,008,558)	$(11,593,044)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges (2)	(19,163,629)	(32,010,242)	(38,125,415)	(24,008,558)	(11,593,044)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.
(2)	For the purpose of this calculation, earnings consist of loss before income taxes as there were no fixed charges.